                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   ONEIDA LTD.
                                   -----------
                                (Name of Company)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                         (Title of class of securities)

                                    682505102
                                    ---------
                                 (CUSIP number)

                               RICHARD KNAUB, ESQ.
                            ASSOCIATE GENERAL COUNSEL
                                BARCLAYS BANK PLC
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 412-4000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 9, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box |_|

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         ss. 240.13d-7 for other parties to whom copies are to be sent.

                           ---------------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------                   ------------------------------------------------

              CUSIP No. 682505102                       13D                      Page 2 of 14 Pages
------------------------------------------------                   ------------------------------------------------

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     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             BARCLAYS BANK PLC (13-4942190)
------------ ------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) |_|
                                                                                                     (b) |X|

------------ ------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ ------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                                                        |_|

------------ ------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             ENGLAND AND WALES
-------------------------------------------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                               0
                       ------- ------------------------------------------------------------------------------------
      NUMBER OF          8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY               3,007,994
      OWNED BY         ------- ------------------------------------------------------------------------------------
        EACH             9     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH               0
                       ------- ------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               3,007,994
-------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,007,994
------------ ------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                             |_|
------------ ------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.45%
------------ ------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             BK
-------------------------------------------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------                   ------------------------------------------------

    CUSIP No. 682505102                                 13D                      Page 3 of 14 Pages

------------------------------------------------                   ------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             BARCLAYS PLC
------------ ------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) |_|
                                                                                                     (b) |X|

------------ ------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ ------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                                                        |_|

------------ ------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             ENGLAND AND WALES
-------------------------------------------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                               0
                       ------- ------------------------------------------------------------------------------------
       NUMBER OF         8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY              3,007,994
       OWNED BY        ------- ------------------------------------------------------------------------------------
         EACH            9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              0
                       ------- ------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               3,007,994
-------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,007,994
------------ ------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                             |_|
------------ ------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.45%
------------ ------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             OO
------------ ------------------------------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1   Security and Company

This Statement on Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Oneida Ltd., a New York Corporation (the
"Company"), with its principal executive office located at 163-181 Kenwood
Avenue, Oneida, New York 13421. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2   Identity and Background

(a) This Statement is being filed by each of the following persons pursuant to
Rule 13d-1 promulgated by the Securities and Exchange Commission (the
"Commission"): Barclays Bank PLC , an English company (the "Primary Reporting
Person(s)") and Barclays PLC, an English company (the "Controlling Reporting
Person(s)", and with the Primary Reporting Person(s), each a "Reporting Person", and collectively, the "Reporting Persons").

(b) and (c) See Schedule A hereto.

(d) and (e) During the past five years, none of the Reporting Persons or any other person named in Schedule A hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Schedule A hereto.

ITEM 3   Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of the Company's Common Stock as part of the financial restructuring of the Company's outstanding indebtedness (the
"Restructuring") pursuant to, among other agreements:

o    the Second Amended and Restated Credit Agreement, dated as of August 9,
     2004, among the existing lenders (the "Existing Lenders") party thereto and the existing noteholders (the "Existing Noteholders") party thereto, including the Primary Reporting Person, certain other institutions party thereto, the Company and JPMorgan Chase Bank ("JPMorgan Chase"), as
     Administrative Agent and Collateral Agent (the "Credit Agreement"), and

o    the Securities Exchange Agreement, dated as of August 9, 2004, among the
     Company and the Existing Lenders and the Existing Noteholders, including the Primary Reporting Person (the "Exchange Agreement").

The Credit Agreement, a copy of which is attached hereto as Exhibit 2, and the
Exchange Agreement, a copy of which is attached hereto as Exhibit 3, are incorporated by reference herein.

Any description of the Credit Agreement is qualified in its entirety by reference thereto. Any description of the Exchange Agreement is qualified in its entirety by reference thereto.

As part of the Restructuring, pursuant to the Exchange Agreement, $30,000,000 of the total outstanding indebtedness of the Company held by the Existing Lenders and the Existing Noteholders, including the Primary Reporting Person (such
$30,000,000 amount, the "Exchange Outstanding Indebtedness") was exchanged for
29,852,907 shares of Common Stock. For each $1 of Exchange Outstanding
Indebtedness, an Existing Lender or an Existing Noteholder received approximately 0.995 of a share. The Exchange Outstanding Indebtedness was cancelled.

In the Restructuring, the Primary Reporting Person exchanged $3,022,815.12 of
Exchange Outstanding Indebtedness for 3,007,994 shares of Common Stock. The
Controlling Reporting Person may be deemed to have beneficial interest of such shares as a result of its control of the Primary Reporting Person.

ITEM 4   Purposes of Transactions

The Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of
Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may, at any time and from time to time, purchase additional Common Stock of the
Company and may dispose of any and all Common Stock of the Company held by them.

ITEM 5   Interest in Securities of the Company

(a) and (b)

The following is a description of the shares beneficially owned by each of the
Reporting Persons. All references to the Company's issued and outstanding Common
Stock shall be deemed to mean 46,631,924, the number of shares of Common Stock, excluding shares reserved for issuance under the Company's outstanding options and employee stock purchase plans, reported by the Company to be issued and outstanding as of August 9, 2004.

The Primary Reporting Person is the beneficial owner of 3,007,994 shares, or approximately 6.45%, of the Company's issued and outstanding Common Stock. The
Controlling Reporting Person, which is the parent company of the Primary
Reporting Person, may be deemed also to beneficially own these shares of Common
Stock indirectly as a result of its control relationship with the Primary
Reporting Person. Any such beneficial ownership would represent the same shared voting and dispositive power exercised by the Primary Reporting Person over the shares. The Controlling Reporting Person disclaims beneficial ownership of such shares.

(c) Except as described in this Statement and except for transactions with respect to the indebtedness of the Company effected prior to the Restructuring, none of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

ITEM 6    Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Company

Pursuant to the Credit Agreement, (i) the Existing Lenders and Existing
Noteholders agreed to restructure approximately $203,000,000 of outstanding indebtedness, excluding the Exchange Outstanding Indebtedness, to be held by the
Existing Lenders, the Existing Noteholders and certain other financial institutions in two tranches of term loans as follows: a $125,000,000 Tranche A
Term Loan and a $78,184,188.03 Tranche B Term Loan and (ii) the Existing Lenders
agreed to make new revolving loans to the Company in an aggregate principal amount at any one time outstanding not to exceed $30,000,000 (which amount includes any new letters of credit and any swingline loans made available to the
Company). Section 5.20 of the Credit Agreement sets forth how certain directors can be appointed; however, the Reporting Persons elected not to exercise their rights. The Credit Agreement does not provide the Existing Lenders and the
Existing Noteholders with any other rights, and does not provide for any other agreements or arrangements among the Existing Lenders and Existing Noteholders, with respect to the shares of Common Stock received in connection with the
Restructuring or otherwise.

In connection with the Restructuring and the making of new loans under the
Credit Agreement, the Company and certain of its direct and indirect domestic subsidiaries, the Existing Lenders, the Existing Noteholders, Oneida Savings
Bank, Bank of America, N.A. and HSBC Bank USA, National Association, each as issuer of certain standby letters of credit, and JPMorgan Chase, as issuer of certain trade letters of credit, the Administrative Agent and the Collateral
Agent, entered into the Second Amended and Restated Collateral Agency and
Intercreditor Agreement, dated as of August 9, 2004 (the "Intercreditor
Agreement"). The Intercreditor Agreement sets forth the rights of the parties with respect to the collateral granted to secure the Obligations (as defined in the Credit Agreement). The Intercreditor Agreement contains no provisions respecting the Common Stock issued to the Existing Lenders and the Existing
Noteholders in connection with the Restructuring, but is referenced here as one of the four principal agreements entered into by, among others, the Existing
Lenders and the Existing Noteholders as part of the Restructuring. The
Intercreditor Agreement, a copy of which is attached hereto as Exhibit 4, is incorporated by reference herein. Any description thereof is qualified in its entirety by reference thereto.

As discussed in Item 3, the Exchange Agreement sets forth the terms and provisions pursuant to which the Company issued Common Stock in exchange for the conversion and cancellation by the Existing Noteholders and the Existing Lenders
of the Exchange Outstanding Indebtedness held by each such person. Under the
Exchange Agreement, the Existing Noteholders and the Existing Lenders made certain representations and warranties to the Company which are typical of those representations and warranties made with respect to shares issued in reliance upon the

"private placement" exemption from the registration requirements under the Act
(i.e., each Existing Lender and Existing Noteholder: (i) acquired the Common
Stock issued in connection with the Restructuring for their own accounts, not for distribution or resale; (ii) is an accredited investor and (iii) understands that the Common Stock issued in connection with the Restructuring is not registered). The Existing Lenders and the Existing Noteholders also agreed with the Company as to restrictions on the transfer of the shares of Common Stock acquired in connection with the Restructuring so long as such shares have not been registered. The Exchange Agreement contains no voting, first refusal, or other agreement or arrangement among the Existing Noteholders and the Existing
Lenders with respect to the Common Stock acquired in connection with the
Restructuring.

Pursuant to the Registration Rights Agreement, dated as of August 9, 2004, among the Existing Lenders, the Existing Noteholders and the Company (the
"Registration Rights Agreement"), the Company has granted to the Existing
Lenders and the Existing Noteholders certain demand and incidental registration rights with respect to the shares of Common Stock issued to the Company pursuant to the Exchange Agreement and any Common Stock issued or issuable with respect to the such shares. Under the Registration Rights Agreement, holders of at least
15% of the outstanding Common Stock as of the closing of the Restructuring shall have the right to require the Company to effect the registration of such shares of Common Stock in certain circumstances and subject to certain thresholds set forth therein that the Company is required to effect a maximum of three (3)
demand registrations. In addition, in the event that the Company proposes to register Common Stock for its own account, it shall, upon written request, effect the registration of such requesting person's shares of Common Stock, subject to certain limitations set forth therein. The Registration Rights
Agreement, a copy of which is attached hereto as Exhibit 5, is incorporated by reference herein. Any description thereof is qualified in its entirety by reference thereto.

Except as described in this Item 6, none of the Reporting Persons have any other existing agreement with respect to the Common Stock or other securities of the
Company.

ITEM 7    Materials to Be Filed as Exhibits

Exhibit 1:  Joint Filing Agreement, dated as of August 12, 2004, by and between the Reporting Persons

Exhibit 2:  Second Amended and Restated Credit Agreement, dated as of August 9,
2004, among the Company, the Existing Lenders, the Existing Noteholders, certain other institutions party thereto and JPMorgan Chase, as Administrative Agent and
Collateral Agent

Exhibit 3:  Securities Exchange Agreement, dated as of August 9, 2004, among the
Company, the Existing Lenders and the Existing Noteholders

Exhibit 4:  Second Amended and Restated Collateral Agency and Intercreditor
Agreement, dated as of August 9, 2004, among the Company and certain of its direct and indirect domestic subsidiaries, the Existing Lenders, the Existing
Noteholders, Oneida

Savings, Bank, Bank of America, N.A. and HSBC Bank USA, National Association,
each as issuer of certain standby letters of credit, and JPMorgan Chase, as issuer of certain trade letters of credit, the Administrative Agent and the
Collateral Agent

Exhibit 5:  Registration Rights Agreement dated as of August 9, 2004, among the
Company, the Existing Lenders and the Existing Noteholders

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

BARCLAYS BANK PLC

By: /s/ David Weymouth
Name: David Weymouth
Title: Chief Information Officer

BARCLAYS PLC

By: /s/ David Weymouth
Name: David Weymouth
Title: Chief Information Officer

                                   SCHEDULE A

      Name, citizenship, position, business address and present principal occupation or employment of the directors and executive officers of
                       Barclays Bank PLC and Barclays PLC

Barclays Bank PLC, an English company, together with its subsidiary companies, is an international financial services group engaged primarily in banking, investment banking and asset management. Barclays Bank PLC is beneficially owned by Barclays PLC, a bank holding company.

Set forth below is each director and executive officer of Barclays Bank PLC and
Barclays PLC (together, "Barclays"). The principal office and the address of the principal business of Barclays is 54 Lombard Street, London, England EC3P 3AH.
Each such person is a citizen of the United Kingdom, other than the following:

Mr. Barrett, who is a citizen of the Republic of Ireland and Canada;
Mr. Diamond, who is a citizen of the United States;
Mr. Dibb, who is a citizen of Canada;
Mr. Le Blanc, who is a citizen of both the United Kingdom and Canada; and
Mr. Zech, who is a citizen of Germany.

----------------------------------- ----------------------- ------------------------- --------------------------------
NAME                                POSITION                PRINCIPAL OCCUPATION      CURRENT BUSINESS ADDRESS
----------------------------------- ----------------------- ------------------------- --------------------------------

Sir Peter Middleton GCB             Chairman                Same                      54 Lombard Street, London,
                                                                                      England  EC3P 3AH
----------------------------------- ----------------------- ------------------------- --------------------------------
Thomas David Guy Arculus            Director                Chairman, mmO2 plc        Wellington Street, Slough, SL1
                                    (Non-Executive)                                   1YP
----------------------------------- ----------------------- ------------------------- --------------------------------
Sir Richard Broadbent               Director                Chairman, Arriva PLC      1 Admiral Way
                                    (Non-Executive)                                   Doxford International Business
                                                                                      Park
                                                                                      Sunderland
                                                                                      SR3 3XP
----------------------------------- ----------------------- ------------------------- --------------------------------
Dame Hillary Mary Cropper CBE       Director                Honorary President,       420 Thames Valley Park Drive
                                    (Non-Executive)         Xansa PLC                 Thames Valley Park
                                                                                      Reading
                                                                                      RG6 1PU
----------------------------------- ----------------------- ------------------------- --------------------------------
Professor Dame Sandra June Noble    Director                KPMG Professor of         The Judge Institute of
Dawson                              (Non-Executive)         Management Studies at     Management Studies,
                                                            the University of         University of Cambridge
                                                            Cambridge                 Trumpington Street
                                                                                      Cambridge CB2 1AG
----------------------------------- ----------------------- ------------------------- --------------------------------
Sir Brian Garton Jenkins, GBE       Deputy Chairman         President, Charities      54 Lombard Street, London,
                                                            Aid Foundation            England  EC3P 3AH
----------------------------------- ----------------------- ------------------------- --------------------------------
Sir Nigel Rudd, DL                  Director                Chairman, Boots Group     1 Thane Road West, Nottingham
                                    (Non-Executive)         PLC                       NG2 3AA
----------------------------------- ----------------------- ------------------------- --------------------------------
Stephen George Russell              Director                Same                      54 Lombard Street, London,
                                    (Non-Executive)                                   England  EC3P 3AH
----------------------------------- ----------------------- ------------------------- --------------------------------

                                                       10

----------------------------------- ----------------------- ------------------------- --------------------------------
Christopher John Lendrum            Vice President          Same                      54 Lombard Street, London,
                                                                                      England  EC3P 3AH
----------------------------------- ----------------------- ------------------------- --------------------------------
Dr. Jurgen Zech                     Director                Chairman, Managing        Denkwerk
                                    (Non-Executive)         Board of Denkwerk GmbH    Vogelsanger Str. 66
                                                                                      50823 Koln
                                                                                      Germany
----------------------------------- ----------------------- ------------------------- --------------------------------
Matthew William Barrett             Group Chief Executive   Same                      54 Lombard Street, London,
                                                                                      England  EC3P 3AH
----------------------------------- ----------------------- ------------------------- --------------------------------
John Silvester Varley               Group Deputy Chief      Same                      54 Lombard Street, London,
                                    Executive                                         England  EC3P 3AH
----------------------------------- ----------------------- ------------------------- --------------------------------
Roger William John Davis            Chief Executive, UK     Same                      54 Lombard Street, London,
                                    Banking                                           England  EC3P 3AH
----------------------------------- ----------------------- ------------------------- --------------------------------
Robert Edward Diamond, Jr.          Chief Executive,        Same                      54 Lombard Street, London,
                                    Wholesale and                                     England  EC3P 3AH
                                    Institutional
----------------------------------- ----------------------- ------------------------- --------------------------------
Gary Stewart Dibb                   Group Chief             Same                      54 Lombard Street, London,
                                    Administrative Officer                            England  EC3P 3AH
----------------------------------- ----------------------- ------------------------- --------------------------------
Gary Andrew Hoffman                 Chief Executive,        Same                      54 Lombard Street, London,
                                    Barclaycard                                       England  EC3P 3AH
----------------------------------- ----------------------- ------------------------- --------------------------------
Naguib Kheraj                       Group Finance Director  Same                      54 Lombard Street, London,
                                                                                      England  EC3P 3AH
----------------------------------- ----------------------- ------------------------- --------------------------------
Robert Le Blanc                     Group Risk Director     Same                      54 Lombard Street, London,
                                                                                      England  EC3P 3AH
----------------------------------- ----------------------- ------------------------- --------------------------------
David Lawton Roberts                Chief Executive,        Same                      54 Lombard Street, London,
                                    Private Clients &                                 England  EC3P 3AH
                                    International
----------------------------------- ----------------------- ------------------------- --------------------------------
David Avery Weymouth                Chief Information       Same                      54 Lombard Street, London,
                                    Officer                                           England  EC3P 3AH
----------------------------------- ----------------------- ------------------------- --------------------------------

                                                     11

EXHIBIT INDEX

Exhibit No.       Description                                                                   Page
-----------       -----------                                                                   ----

Exhibit 1:        Joint Filing Agreement, dated as of August 12, 2004 by and
                  between the Reporting Persons                                                  13

Exhibit 2:        Second Amended and Restated Credit Agreement, dated as of
                  August 9, 2004, among the Company, the Existing Lenders, the
                  Existing Noteholders, certain other institutions party thereto and JPMorgan Chase, as Administrative Agent and Collateral
                  Agent                                                                          *

Exhibit 3:        Securities Exchange Agreement, dated as of August 9, 2004, among
                  the Company, the Existing Lenders and the Existing Noteholders                 *

Exhibit 4:        Second Amended and Restated Collateral Agency and Intercreditor
                  Agreement, dated as of August 9, 2004, among the Company and certain of its direct and indirect domestic subsidiaries, the
                  Existing Lenders, the Existing Noteholders, Oneida Savings,
                  Bank, Bank of America, N.A. and HSBC Bank USA, National
                  Association, each as issuer of certain standby letters of
                  credit, and JPMorgan Chase, as issuer of certain trade letters
                  of credit, the Administrative Agent and the Collateral Agent                   *

Exhibit 5:        Registration Rights Agreement, dated as of August 9, 2004, among
                  the Company, the Existing Lenders and the Existing Noteholders                 *

                  *   Incorporated by reference from the Form 8-K filed by Oneida
                  Ltd. on or about August 19, 2004 (File No. 001-05452).
                  Exhibits 2, 3, 4 and 5 of this Form 13D are Exhibits 10.1,
                  10.7, 10.4, and 10.8, respectively, of such Form 8-K.

                                              12